SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6) *

WINSTON HOTELS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

97563A102
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 97563A102	13G	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert W. Winston, III

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]
(b) [ ]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5)	SOLE VOTING POWER
NUMBER OF			1,068,643
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER
OWNED BY			1,019,524
EACH
REPORTING	7)	SOLE DISPOSITIVE POWER
PERSON			1,068,643
WITH
	8)	SHARED DISPOSITIVE POWER
			1,019,524

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,088,167

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
(See Instructions)

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.72%

12)	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 97563A102	13G	Page 3 of 5 Pages

Item 1.

     (a)  Name of Issuer

Winston Hotels, Inc.

     (b)  Address of Issuer’s Principal Executive Offices

2626 Glenwood Avenue, Suite 200 Raleigh, North Carolina 27608

Item 2.

     (a)  Name of Person Filing

Robert W. Winston, III

     (b)  Address of Principal Business Office or, if none, Residence

2626 Glenwood Avenue, Suite 200 Raleigh, North Carolina 27608

     (c)  Citizenship:

United States of America

     (d)  Title of Class of Securities

Common Stock, par value $0.01 per share

     (e)  CUSIP Number

97563A102

Item 3.

     If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 97563A102	13G	Page 4 of 5 Pages

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a) Amount Beneficially Owned:	2,088,167

(b) Percent of Class:	9.72%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,068,643

(ii)	shared power to vote or to direct the vote:	1,019,524(1)

(iii)	sole power to dispose or to direct the disposition of:	1,068,643

(iv)	shared power to dispose or to direct the disposition of:	1,019,524(1)

(1)	See Item 6 below.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Mr. Winston may be deemed to be the beneficial owner of a total of 1,019,524 partnership units in WINN Limited Partnership, of which Winston Hotels, Inc. is the general partner and owner of a majority of the limited partnership interests (the “Partnership Units”). The Partnership Units are redeemable for Winston Hotels, Inc. Common Stock on a one-to-one ratio or, at the option of Winston Hotels, Inc., an equivalent amount of cash. All of the

CUSIP No. 97563A102	13G	Page 5 of 5 Pages

Partnership Units are held by Cary Suites, Inc., a corporation in which Mr. Winston has an ownership interest and of which he is the sole officer and director and as such has voting and dispositive power over the Partnership Units (“Cary Suites”). Cary Suites is owned by Mr. Winston, Mr. Winston’s wife, Mr. Winston’s parents, trusts for the benefit of Mr. Winston’s son and daughter, and Mr. Winston’s sister. Mr. Winston’s father is Charles M. Winston. Mr. Winston disclaims beneficial ownership of the Partnership Units held by Cary Suites except to the extent of his direct ownership interest in Cary Suites.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2003

	Signature:	/s/ Robert W. Winston, III

Robert W. Winston, III